SUPPLEMENT dated July 8, 2002

(To Prospectus Supplement dated June 11, 2002

to Prospectus dated September 25, 2001)

$605,000,000 Mortgage Loan Asset Backed Certificates, Series 2002-2 Saxon Asset Securities Trust 2002-2 Principal and interest payable monthly, beginning in August 2002

Saxon Mortgage, Inc.

       Saxon Asset Securities Company

          Seller and Master Servicer

   Depositor

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Notwithstanding the paragraph on the cover of the prospectus supplement describing the assets of the trust, the assets of the trust will include two groups of mortgage loans secured by one-to-four family residential properties.  One group will consist of first lien, fixed rate mortgage loans. The second group will consist of first lien, adjustable rate mortgage loans.

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Credit Suisse First Boston

Greenwich Capital Markets, Inc.

JPMorgan

Wachovia Securities